EXHIBIT 77C

SELIGMAN PORTFOLIOS INC.

RESULTS OF MEETING OF SHAREHOLDERS

SELIGMAN INTERNATIONAL GROWTH PORTFOLIO (THE FUND)
SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 2, 2009
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total number of shares outstanding in the Fund.


To approve a policy authorizing RiverSource Investments, LLC, with the approval of the Board of Directors, to enter into and materially amend a subadvisory agreement, without obtaining shareholder approval.




SHARES VOTED "FOR"     SHARES VOTED "AGAINST"     ABSTENTIONS      BROKER NON-VOTES

   187,668.601               2,336.956             5,911.004           0.000